FIRST SUPPLEMENT TO THE OFFER TO EXCHANGE

Energy XXI (Bermuda) Limited

Has Amended Its
Offer to Exchange
Shares of Common Stock plus cash for
any and all shares of
7.25% Convertible Perpetual Preferred Stock
(CUSIP No. 29274U200)

Energy XXI (Bermuda) Limited (the “Company”) has made certain amendments to its previously announced exchange offer in respect of its 7.25% Convertible Perpetual Preferred Stock (the “Preferred Stock”), pursuant to the offer to exchange dated October 21, 2010 (the “Offer to Exchange”) and the accompanying letter of transmittal (collectively, the “Offering Documents”).

The Company commenced an offer to exchange any and all shares of the Preferred Stock for newly issued shares of the Company’s common stock (the “common stock”) and a cash payment.

The Company is amending the terms of the exchange offer as follows:

•    Adjustment to Expiration Consideration. In exchange for each share of Preferred Stock properly tendered (and not validly withdrawn) and accepted by the Company: (i) by 5:00 p.m., New York City time, on November 4, 2010 (such time and date, as the same may be extended, the “Early Tender Date”), participating holders of Preferred Stock will receive the following consideration per share of Preferred Stock: (a) 8.77192 shares of the common stock and (b) a cash payment of $19.00 (the “Early Tender Consideration”); and (ii) after the Early Tender Date but prior to Midnight, New York City time, on November 18, 2010 (such time and date, as the same may be extended, the “Expiration Date”), participating holders of Preferred Stock will receive the following consideration per share of Preferred Stock: (a) 8.77192 shares of the common stock and (b) a cash payment of $19.00 (the “Expiration Consideration”). In addition, holders will receive in respect of their shares of Preferred Stock that are accepted for exchange, accrued and unpaid dividends on such Preferred Stock up to, but not including, the settlement date of the exchange offer. Consequently, the Expiration Consideration is now equal to the Early Tender Consideration.

•    Condition of Acceptance. The obligation to issue the common stock and pay the cash portion of the offer consideration is conditioned upon acceptance of shares of Preferred Stock pursuant to the Offer to Exchange. Assuming the conditions of the exchange offer have been satisfied or waived prior to the expiration of the exchange offer, the Company will accept any and all shares of the Preferred Stock tendered (and not validly withdrawn) pursuant to the terms set forth in the Offer to Exchange, as supplemented by this First Supplement.

•    Amendment, Non-Acceptance, Termination or Waiver. The Company expressly reserves the right to amend or terminate the exchange offer and to reject for exchange any shares of the Preferred Stock that have not been accepted for exchange upon the occurrence of any of the conditions to the exchange offer specified in the section entitled “The Exchange Offer — Conditions to the Exchange Offer” in the Offer to Exchange. These conditions are for the sole benefit of the Company and it expressly reserves the right, at any time or at various times, to waive any of these conditions in whole or in part. The Company will give oral and written notice (with any oral notice to be promptly confirmed in writing) of any amendment, non-acceptance, termination or waiver to the Exchange Agent and Information Agent as promptly as practicable, followed by a timely press release of such amendment, non-acceptance, termination or waiver.

The Company has been advised by the Exchange Agent that, as of 5:00 p.m., New York City time, on November 2, 2010, 100,930 shares of Preferred Stock had been tendered and not withdrawn.

You should carefully read the “Risk Factors” section beginning on page 5 of this First Supplement and page 12 of the Offer to Exchange before you make any decision regarding the offer.

You must make your own decision whether to tender Preferred Stock in the exchange offer, and, if so, the amount of Preferred Stock to tender. Neither the Company, the Information Agent, the Exchange Agent nor any other person is making any recommendation as to whether or not you should tender your Preferred Stock for exchange in the offer.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the securities being offered in this exchange offer, or determined if this offer to exchange is truthful or complete. Any representation to the contrary is a criminal offense.

Except as set forth in this First Supplement, the exchange offer continues to be governed by the terms and conditions set forth in the Offer to Exchange, and the information contained therein continues to be important to each holder’s decision with respect to the exchange offer. Accordingly this First Supplement should be read carefully in conjunction with the Offer to Exchange, which was been previously delivered to holders of the Preferred Stock. Capitalized terms used herein without definition shall have the respective meanings attributed to such terms in the Offer to Exchange.

Questions and requests for assistance may be directed to the Information Agent or the Exchange Agent at the addresses and telephone numbers set forth on the back cover page of this First Supplement. Requests for additional copies of this First Supplement, the Offer to Exchange and the Letter of Transmittal may be directed to the Information Agent, brokers, dealers, commercial banks or trust companies.

The exchange offer is subject to the conditions described in “The Exchange Offer — Conditions to the Exchange Offer” in the Offer to Exchange. The Company reserves the right to extend or terminate the exchange offer if any condition of the exchange offer is not satisfied and otherwise to amend the exchange offer in any respect.

The date of this First Supplement to the Offer to Exchange is November 3, 2010.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this First Supplement. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this First Supplement and the Offer to Exchange. In addition to the documents incorporated by reference in the Offer to Exchange, we incorporate by reference the documents listed below, which are filed with the SEC.

•	Our Current Reports on Form 8-K, dated October 27, 2010 and November 3, 2010.

The information incorporated by reference is an important part of this First Supplement.

You may read and copy any document we file with the SEC at the SEC’s public reference room located at:

100 F Street, N.E.
Room 1580
Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and its copy charges. Our SEC filings are also available to the public on the SEC’s web site at http://www.sec.gov.

Pursuant to Rule 13e-4 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we have filed a statement on Schedule TO and Amendment No. 1 thereto, which contain additional information with respect to the exchange offer. The Schedule TO, including the exhibits and any amendments and supplements to that document, may be examined, and copies may be obtained, at the same places and in the same manner set forth above. We will further amend the Schedule TO to disclose additional information about us and the exchange offer that occurs following the date of this First Supplement.

We will provide to each person, including any beneficial owner to whom an Offer to Exchange is delivered, a copy of these filings, upon written or oral request and at no cost. Requests should be made by writing or telephoning us at the following address:

Stewart Lawrence
Vice President, Investor Relations
Energy XXI (Bermuda) Limited
1021 Main
Suite 2626
Houston, Texas 77002
Telephone: (713) 351-3000

AMENDED TERMS OF THE EXCHANGE OFFER

Adjustment of the Expiration Consideration

In exchange for each share of Preferred Stock properly tendered (and not validly withdrawn) and accepted by us: (i) by 5:00 p.m., New York City time, on November 4, 2010 (such time and date, as the same may be extended, the “Early Tender Date”), participating holders of Preferred Stock will receive the following consideration per share of Preferred Stock: (a) 8.77192 shares of our common stock and (b) a cash payment of $19.00 (the “Early Tender Consideration”); and (ii) after the Early Tender Date but prior to Midnight, New York City time, on November 18, 2010 (such time and date, as the same may be extended, the “Expiration Date”), participating holders of Preferred Stock will receive the following consideration per share of Preferred Stock: (a) 8.77192 shares of our common stock and (b) a cash payment of $19.00 (the “Expiration Consideration”). In addition, holders will receive in respect of their shares of Preferred Stock that are accepted for exchange, accrued and unpaid dividends on such Preferred Stock up to, but not including, the settlement date of the exchange offer. Consequently, the Expiration Consideration is now equal to the Early Tender Consideration.

Conditions to the Exchange Offer

Condition of Acceptance.  Our obligation to issue the common stock and pay the cash portion of the offer consideration is conditioned upon our acceptance of shares of Preferred Stock pursuant to the Offer to Exchange. Assuming the conditions of the exchange offer have been satisfied or waived prior to the expiration of the exchange offer, we will accept any and all shares of the Preferred Stock tendered (and not validly withdrawn) pursuant to the terms set forth in the Offer to Exchange, as supplemented by this First Supplement.

Amendment, Non-Acceptance, Termination or Waiver.  We expressly reserve the right to amend or terminate the exchange offer and to reject for exchange any shares of the Preferred Stock that have not been accepted by us for exchange upon the occurrence of any of the conditions to the exchange offer specified in the section entitled “The Exchange Offer — Conditions to the Exchange Offer” in the Offer to Exchange. These conditions are for our sole benefit, and we expressly reserve the right, at any time or at various times, to waive any of these conditions in whole or in part. We will give oral and written notice (with any oral notice to be promptly confirmed in writing) of any amendment, non-acceptance, termination or waiver to the Exchange Agent and Information Agent as promptly as practicable, followed by a timely press release of such amendment, non-acceptance, termination or waiver.

RISK FACTORS

The following amended and restated risk factors replace the last two risk factors appearing on page 21 of the Offer to Exchange.

Recent events in the Gulf of Mexico may increase risks, costs and delays in our offshore operations.

In April 2010, there was a fire and explosion aboard the Deepwater Horizon drilling platform operated by BP in ultra deep water in the Gulf of Mexico. As a result of the explosion, ensuing fire and apparent failure of the blowout preventers, the rig sank and created a catastrophic oil spill that produced widespread economic, environmental and natural resource damage in the Gulf Coast region. In response to the explosion and spill, the Bureau of Ocean Energy Management, Regulation and Enforcement (the “BOEMRE,” formerly the Minerals Management Service) of the U.S. Department of the Interior issued a “Notice to Lessees”, or “NTL”, on May 30, 2010, and a revised notice on July 12, 2010, implementing a moratorium on deepwater drilling activities that effectively halted deepwater drilling of wells using subsea blowout preventers (“BOPs”) or surface BOPs on a floating facility. While the moratorium was in place, the BOEMRE issued a series of NTLs and adopted changes to its regulations to impose a variety of new measures intended to help prevent a similar disaster in the future. The moratorium was lifted on October 12, 2010, but offshore operators must now comply with strict new safety and operating requirements. For example, before being allowed to resume drilling in deepwater, outer continental shelf operators must certify compliance with all applicable operating regulations found in 30 C.F.R. Part 250, including those rules recently placed into effect, such as rules relating to well casing and cementing, BOPs, safety certification, emergency response, and worker training. Operators also must demonstrate the availability of adequate spill response and blowout containment resources. Notwithstanding the lifting of the moratorium, we anticipate that there will continue to be delays in the resumption of drilling-related activities, including delays in the issuance of drilling permits, as these various regulatory initiatives are fully implemented.

Legislative and regulatory initiatives relating to offshore operations, which include consideration of increases in the minimum levels of demonstrated financial responsibility required to conduct exploration and production operations on the outer continental shelf and elimination of liability limitations on damages, will, if adopted, likely result in increased costs and additional operating restrictions and could have a material adverse effect on our business.

In addition to the new requirements recently imposed by the BOEMRE, there have been a variety of proposals to change existing laws and regulations that could affect our operations and cause us to incur substantial costs. Implementation of any one or more of the various proposed changes could materially adversely affect operations in the Gulf of Mexico by raising operating costs, increasing insurance premiums, delaying drilling operations and increasing regulatory burdens, and, further, could lead to a wide variety of other unforeseeable consequences that make operations in the Gulf of Mexico and other offshore waters more difficult, more time consuming, and more costly. For example, Congress is currently considering a variety of amendments to the Oil Pollution Act of 1990, or “OPA”, in response to the Deepwater Horizon incident. OPA and regulations adopted pursuant to OPA impose a variety of requirements related to the prevention of and response to oil spills into waters of the United States, including the outer continental shelf waters where we have substantial operations. OPA subjects operators of offshore leases and owners and operators of oil handling facilities to strict, joint and several liability for all containment and cleanup costs and certain other damages arising from an oil spill, including, but not limited to, the costs of responding to a spill, natural resource damages and economic damages suffered by persons adversely affected by the spill. OPA also requires owners and operators of offshore oil production facilities to establish and maintain evidence of financial responsibility to cover costs that could be incurred in responding to an oil spill. OPA currently requires a minimum financial responsibility demonstration of $35 million for companies operating in offshore waters, although the Secretary of Interior may increase this amount up to $150 million in certain situations. At least one proposed bill that Congress is considering with regard to OPA, which has been approved by the House of Representatives (H.R. 3534, the “Consolidated Land, Energy and Aquatic Resources Act”), would increase the minimum level of financial responsibility to $300 million. If OPA is amended to increase the minimum level of financial responsibility to $300 million, we may experience difficulty in providing financial assurances sufficient to comply with this requirement. If we are unable to provide the level of financial assurance required by OPA, we may be forced to sell our properties or operations located in offshore waters or enter into partnerships with other companies that can meet the increased financial responsibility requirement, and any such developments could have an adverse effect on the value of our offshore assets and the results of our operations. We cannot predict at this time whether OPA will be amended or whether the level of financial responsibility required for companies operating in offshore waters will be increased.

SOURCE OF PAYMENT OF THE EXCHANGE OFFER CONSIDERATION

Assuming the exchange offer is fully subscribed, we will need approximately $14.1 million to fund the cash portion of the offer consideration, including the payment of accrued and unpaid dividends. We will use cash on hand and borrowings under the revolving credit facility of our subsidiary, Energy XXI Gulf Coast, Inc. (“Gulf Coast”) to make these payments. The shares of our common stock to be issued in the exchange offer are available from our authorized but unissued shares of common stock.

Any portion of the offer consideration that is borrowed will be borrowed under the Company’s credit agreement, which is among Gulf Coast, Gulf Coast’s subsidiaries, the lenders party thereto, The Royal Bank of Scotland plc, as Administrative Agent, and the various other agents party thereto. The credit agreement provides for a revolving credit facility in an amount up to a borrowing base (the “first lien credit facility”). Gulf Coast and its subsidiaries entered into an amended and restated first lien credit facility on June 8, 2007. Pursuant to an amendment entered into in February 2010, this facility has a face value of $400 million and matures on February 28, 2013. Gulf Coast’s current borrowing base under the first lien credit facility is $350 million, although $25 million of this amount must be withheld to be available for Gulf Coast during the period of July 1st to October 31st of each calendar year as a reserve to deal with potential effects from hurricanes. Outstanding amounts drawn under the first lien credit facility bear interest based on the borrowing base usage, at the applicable London Interbank Offered Rate, plus applicable margins ranging from 2.75% to 3.50% or an alternate base rate, based on the federal funds effective rate plus applicable margins ranging from 1.75% to 2.50%. Gulf Coast pays a fee of 0.50% on undrawn amounts committed under the first lien credit facility. Indebtedness incurred under the first lien credit facility is secured by mortgages on at least 85% of the value of Gulf Coast’s and its subsidiaries’ proved reserves, the stock held in Gulf Coast by another one of the Company’s subsidiaries and otherwise on all of the assets of Gulf Coast and its subsidiaries. $40 million of the borrowing capacity under the first lien credit facility is available for the issuance of letters of credit by the letters of credit issuing banks thereunder. Gulf Coast pays an additional fee to the issuing banks of 0.25% on the stated amounts subject to letters of credit issued under the first lien credit facility. The first lien facility provides that the lenders thereunder review and have the opportunity to reset the borrowing base at least two times a year, in conjunction with the Company’s fiscal year end and the end of Gulf Coast’s second quarter. Moreover, the lenders have the additional right to seek discretionary resets to the borrowing base at least two additional times each year. It also provides that Gulf Coast has the right to seek discretionary resets to the borrowing base.

Currently, the first lien credit facility requires Gulf Coast and its subsidiaries to maintain certain financial covenants. Specifically, Gulf Coast may not permit, in each case as calculated as of the end of each fiscal quarter, its total leverage ratio to be more than 3.5 to 1.0, its interest rate coverage ratio to be less than 3.0 to 1.0, its secured debt ratio to be more than 2.5 to 1.0, or its current ratio (in each case as defined in the revolving credit facility) to be less than 1.0 to 1.0. In addition, Gulf Coast and its subsidiaries are subject to various covenants, including those limiting dividends and other payments, making certain investments, margin, consolidating, modifying certain agreements, transactions with affiliates, the incurrence of debt, changes in control, asset sales, liens on properties, sale leaseback transactions, entering into certain leases, the allowance of gas imbalances, take or pay or other prepayments and entering into certain hedging agreements.

The first lien credit facility also contains customary events of default, including, but not limited to non-payment of principal when due, non-payment of interest or fees and other amounts after a grace period, failure of any representation or warranty to be true in all material respects when made or deemed made, defaults under other debt instruments (including the indenture governing the notes), commencement of a bankruptcy or similar proceeding by or on behalf of Gulf Coast or a guarantor, judgments against Gulf Coast or a guarantor, the institution by Gulf Coast to terminate a pension plan or other ERISA events, any change in control, loss or impairment of liens (including any impairment to the full force and effect of the intercreditor agreement between the holders of the first lien credit facility debt and the holders of Gulf Coast’s second lien indebtedness, failure to meet financial ratios, John Daniel Schiller, Jr. ceasing to be the Company’s chief executive officer without a reasonably acceptable replacement being appointed, and violations of other covenants subject, in certain cases, to a grace period.

Gulf Coast entered into a substantial amendment of the first lien credit facility on February 5, 2010. Among other things, this amendment, which was the sixth amendment to the first lien credit facility, established the face value, borrowing base, extended maturity date, interest rates and fee amounts and certain adjustments to covenants and events of default provisions, all in a manner consistent with the description of the first lien credit facility provided above. As part of the sixth amendment, several banks assigned their interests in the commitments under the first lien credit facility to new lending institutions. This included the assignment by Lehman Commercial Paper Inc., whose participation in the first lien credit facility had caused substantial effects in the functioning of first lien credit facility since its bankruptcy in September 2008, of its entire interest as a lender under the first lien credit facility.

In addition, Gulf Coast entered into a seventh amendment to the revolving credit facility on October 15, 2010, as described in the Company’s Current Report on Form 8-K filed on October 18, 2010. The seventh amendment to the first lien credit facility allows for the following: (a) the establishment of a Swing Line Loan Commitment in an amount initially set at $15 million which is carved out of the $350 million borrowing base, (b) a total payments by Gulf Coast to the Company or the Company’s subsidiaries of up to $25 million for the purpose of paying premiums or other payments associated with inducing the early conversion of the Preferred Stock and (c) payments by Gulf Coast to the Company or the Company’s subsidiaries of up to $9 million in any calendar year, subject to certain terms and conditions, so that the Company may pay dividends on its outstanding preferred stock.

Gulf Coast had previously entered into five amendments relating to the first lien credit facility. The fifth amendment, entered into as of December 11, 2009, made certain procedural changes to Gulf Coast’s ability to obtain and maintain letters of credit under the first lien credit facility. The fourth amendment provided certain amendments and related waivers and modifications to the first lien credit facility so that Gulf Coast was permitted to incur the indebtedness under, and grant the related security interests for, Gulf Coast’s 16% Second Lien Junior Secured Notes due 2014. The terms of the fourth amendment become effective upon the consummation of the issuance of such 16% Second Lien Junior Secured Notes in November 2009. The first lien credit facility was also amended in April 2009 (third amendment), December 2008 (second amendment) and November 2007 (first amendment). Such prior amendments generally provided for changes to applicable covenants relating to Gulf Coast’s and its subsidiaries’ ability to enter into certain hedging and derivatives arrangements and reset the borrowing based and certain financial covenants over time. The third amendment also provided for a pledge of approximately $126 million of Gulf Coast’s 10% Senior Notes due 2013 that were held by one of the Company’s subsidiaries as of such time. In connection with fourth amendment to the first lien credit facility and the corresponding issuance by Gulf Coast of its 16% Second Lien Junior Secured Notes due 2014, this $126 million of 10% Senior Notes were canceled, and the pledge arrangement was correlatively terminated.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2010 on an actual basis and as adjusted to give effect to (1) the exchange of 419,500 shares of Preferred Stock for 4,012,704 shares of our common stock pursuant to exchange agreements we consummated on October 14, 2010 and October 18, 2010, (2) the consummation of the concurrent equity offerings on November 3, 2010 and the use of proceeds therefrom as described in “Recent Developments” and (3) the consummation of the exchange offer assuming all 680,500 shares of Preferred Stock we are offering to exchange in the exchange offer are exchanged, and reflecting the estimated expenses of the exchange offer.

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K for the year ended June 30, 2010 and our historical financial statements and related notes, which are incorporated by reference in the Offer to Exchange and this First Supplement.

	June 30, 2010
	Actual	As Adjusted
	(In thousands)
Cash and cash equivalents	$14,224	$277,904
Long-term debt
Revolving credit facility	$109,475	$—
10% Senior notes	276,500	276,500
16% Second lien notes	385,529	250,594
Other	596	596
Total long-term debt	772,082	527,690
Stockholders’ equity:
7.25% convertible perpetual preferred stock, liquidation preference of $100 per share, 1,100,000 shares issued and outstanding, 0 shares as adjusted	11	—
5.625% convertible perpetual preferred stock, liquidation preference of $250 per share, 0 shares issued and outstanding, 1,150,000 shares as adjusted	—	1
Common stock, $0.005 par value, 50,636,719 shares issued and outstanding, 67,257,789 shares as adjusted	254	364
Additional paid-in capital	901,457	1,428,459
Retained earnings (deficit)	(492,867)	(511,896)
Accumulated other comprehensive income	27,706	27,706
Total stockholders’ equity	436,561	944,633
Total capitalization	$1,208,643	$1,472,323

The Company’s book value per share on June 30, 2010 was $8.56, $11.20 as adjusted.

IDENTITY AND BACKGROUND OF OUR OFFICERS AND DIRECTORS

The following persons are our directors and executive officers:

Name	Title
John D. Schiller	Chairman of the Board and Chief Executive Officer
William Colvin	Director
Paul Davison	Director
David M. Dunwoody	Director
Cornelius Dupree	Director
Hill A. Feinberg	Director
Kevin Flannery	Director
D. West Griffin	Chief Financial Officer
Ben Marchive	Executive Vice President, Exploration and Development
Todd Reid	Senior Vice President, Marketing & Risk Management
Rick Fox Vice	President, Controller
Steward Lawrence	Vice President, Investor Relations and Communications
Hugh A. Menown	Senior Vice President, Chief Accounting Officer and Chief Information Agent
Steve Nelson	Vice President, Drilling and Production

The address and telephone number of each director and executive officer is: c/o Energy XXI (Bermuda) Limited, 1021 Main, Suite 2626, Houston, Texas 77002, and each person’s telephone number is (713) 351-3000.

None of our directors or executive officers, except Cornelius Dupree, own any shares of the Preferred Stock. Mr. Dupree owns 2,000 shares of the Preferred Stock (less than 1% of the outstanding shares of Preferred Stock). Should Mr. Dupree tender (and not validly withdraw) his shares of the Preferred Stock in the exchange offer, he will be eligible to receive the same consideration as all other holders of the Preferred Stock pursuant to the Offer to Exchange, as amended by this First Supplement.

RECENT DEVELOPMENTS

Concurrent Equity Offerings

As described in our Current Report on Form 8-K filed on November 3, 2010, on November 3, 2010, we issued and sold 12.0 million shares of our common stock and 1.15 million shares of our 5.625% convertible perpetual preferred stock (the “5.625% Preferred Stock”) in underwritten public offerings. On November 2, 2010, the underwriters exercised their option to purchase an additional 1.8 million shares of our common stock. The purchase of the additional 1.8 million shares of common stock is scheduled to close on November 5, 2010. The common stock was offered at a public offering price of $20.75 and was sold to the underwriters at a price of $19.765 per share. The 5.625% Preferred Stock (liquidation preference $250 per share) was offered at a public offering price of $250.00 per share and was sold to the underwriters at a price of $246.25 per share. We intend to use approximately $132.2 million of the net proceeds from the offerings to redeem approximately $119.7 million aggregate principal amount of Gulf Coast’s 16% Second Lien Junior Secured Notes due 2014 and approximately $91.5 million of the net proceeds to repay amounts outstanding under Gulf Coast’s revolving credit facility. The remainder of such net proceeds will be used for general corporate purposes, which may include purchases of the 16% Second Lien Junior Secured Notes due 2014 in the open market, repayment of other outstanding debt, accelerating development of existing reserves or acquisitions. From time to time we engage in discussions with potential sellers regarding the possible purchase of oil and gas properties. These potential acquisition opportunities consist of smaller acquisitions as well as larger acquisitions that could have a material impact on our capital structure and operating results. We cannot predict the likelihood of completing, or the timing of, any such acquisitions.

Cornelius Dupree and Kevin Flannery, directors of the Company, and Stewart Lawrence, an executive officer of the Company, purchased an aggregate of 1,988 shares of the 5.625% Preferred Stock. A description of the 5.625% Preferred Stock as well as the related certificate of designation is contained in our current report on Form 8-K filed on November 3, 2010 and is incorporated by reference herein.

Recent Financial and Operating Results

On October 25, 2010, we announced our financial results for the fiscal quarter ended September 30, 2010. For the quarter ended September 30, 2010, we generated earnings before interest, taxes, depreciation, depletion, amortization and impairment of approximately $75.7 million, compared with $51.3 million in the quarter ended September 30, 2009. For the quarter ended September 30, 2010, we reported a net loss available for common stockholders of approximately $(1.9 million), or $(0.04) per common share, on revenues of approximately $144.0 million and production of 25,900 BOE per day. For the quarter ended September 30, 2009, we reported a net loss of $(12.3 million), or $(0.42) per share, on revenues of $84.9 million and production of 15,500 BOE per day.

We define EBITDA as earnings (loss) available for common stockholders before interest, taxes, depreciation, depletion, amortization and impairment and preferred stock dividends. EBITDA is not a measure of performance calculated in accordance with accounting principles generally accepted in the United States (“GAAP”). Although not prescribed under GAAP, we believe the presentation of EBITDA is relevant and useful because it helps our investors to understand our operating performance and makes it easier to compare our results with other companies that have different financing and capital structures or tax rates. EBITDA should not be considered in isolation of, or as a substitute for, net income as an indicator of operating performance or cash flows from operating activities as a measure of liquidity. EBITDA, as we calculate it, may not be comparable to EBITDA measures reported by other companies. In addition, EBITDA does not represent funds available for discretionary use.

The following table presents (in thousands) a reconciliation of our consolidated net income (loss) available for common stockholders to our consolidated EBITDA for the periods presented:

	Quarter Ended September 30, 2009	Quarter Ended September 30, 2010
Net income (loss) available for common stockholders	$(12,300)	$(1,861)
Income tax expense	9,247	19
Interest expense – net	18,976	21,470
Depreciation, depletion, amortization and impairment	35,351	54,077
Preferred stock dividends	—	1,994
EBITDA	$51,274	$75,699

Our independent registered public accounting firm has not completed its review of our financial information for the quarter ended September 30, 2010. As a result, the preliminary results for the quarter ended September 30, 2010 set forth above may be subject to change.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The section in the Offer to Exchange entitled “Material United States Federal Income Tax Considerations” is hereby amended to delete the first paragraph on page 68 of the Offer to Exchange.

THE EXCHANGE AGENT FOR THE EXCHANGE OFFER IS:

Continental Stock Transfer & Trust Company

By Mail (Registered or Certified Mail Recommended): Continental Stock Transfer & Trust Company Attn: Reorganization Dept. 17 Battery Place, 8th Floor New York, NY 10004	By Facsimile Transmission (for Eligible Institutions only): Continental Stock Transfer & Trust Company (212) 616-7610 To Confirm Via Phone: (for eligible institutions only): (212) 509-4000 (ext. 536)

THE INFORMATION AGENT FOR THE EXCHANGE OFFER IS:

D.F. King & Co., Inc.
48 Wall Street — 22nd Floor
New York, New York 10005

Banks and Brokers, Call:
(212) 269-5550

All Others Call Toll-Free:
(888) 628-1041

Additional copies of this Offer to Exchange, the Letter of Transmittal or other tender offer materials may be obtained from the Information Agent or the Exchange Agent and will be furnished at our expense. Questions and requests for assistance regarding the tender of your securities should be directed to the Information Agent or the Exchange Agent.